

Mail Stop 4631

November 17, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
105 North 31st Ave., Suite 103
Omaha, Nebraska 68131

   RE: Form 10-K and 10-K/A for the fiscal year ended December 31, 2008
      Form 10-Q for the period ended September 30, 2009
       File No. 1-32924

Dear Mr. Peters:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

       Sincerely,

       Rufus Decker
       Accounting Branch Chief